Blue Hat Announces Launch of
“Smart Immersive Physical Education Classes” in Fujian and Guangdong, China

XIAMEN, China, Feb. 14, 2020 /PRNewswire/ -- Blue Hat Interactive Entertainment Technology (“Blue Hat” or the “Company”) (NASDAQ: BHAT), a producer, developer and operator of augmented reality (“AR”) interactive entertainment games, toys and educational materials in China, today announced the launch of “Smart Immersive Physical Education Classes”, an innovative smart product that integrates education with technology. The first iteration of the product is already in use in preschools in China’s Fujian and Guangdong provinces.

Following last week’s launch of “Smart Screen Immersive Education Classes”, “Smart Immersive Physical Education Classes” are the latest addition to Blue Hat’s range of immersive educational products that utilize AR technology to create a dynamic and engaging model for teaching in China’s preschools.

Blue Hat’s immersive educational products are already being used by more than 10 preschools in China’s Fujian and Guangdong provinces to wide praise from parents, students and teachers.

Developed by Blue Hat’s in-house team of educational experts, “Smart Immersive Physical Education Classes” integrate a projector and motion-capture system to project activities and games onto the floor of the teaching area. Students who participate in activities are required to imitate movements and react in time, while competing or coordinating with others for the best score. Data is analyzed simultaneously for each student, with feedback, including scores and suggestions for improvement, that can be reviewed by teachers and parents. All activities are carefully guided by teachers trained in the product’s use.

“We believe our Smart Immersive Physical Education Classes represent the next step towards effective gamification of dynamic education for children between the ages of three and six years old,” said Mr. Xiaodong Chen, Chief Executive Officer of Blue Hat. “Blue Hat’s immersive educational products reimagine how children naturally play together within a structured classroom setting, enabling parents and teachers to gain a fuller picture of a child’s development. As our products continue to win praise from parents, students and teachers, we intend to pursue more partnerships with preschools in China.”

About Blue Hat

Blue Hat Interactive Entertainment Technology is a producer, developer and operator of AR interactive entertainment games and toys in China, including interactive educational materials, mobile games, and toys with mobile game features. The Company’s interactive entertainment platform creates unique user experiences by connecting physical items to mobile devices, which creates a rich visual and interactive environment for users through the integration of real objects and virtual scenery. Distinguished by its own proprietary technology, Blue Hat aims to create an engaging, interactive and immersive community for its users. For more information, please visit the Company’s investor relations website at http://ir.bluehatgroup.com.

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Forward-Looking Statements

This release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. All forward-looking statements are inherently uncertain as they are based on current expectations and assumptions concerning future events or future performance of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. In evaluating such statements, prospective investors should review carefully various risks and uncertainties identified in this release and matters set in the Company's SEC filings. These risks and uncertainties could cause the Company’s actual results to differ materially from those indicated in the forward-looking statements.

Contacts:

Lexie Zhang

Blue Hat Interactive Entertainment Technology

Phone: +86 (592) 228-0010
Email: ir@bluehatgroup.net

Sam Martin

The Foote Group

Phone: +86 187-0160-0950

Email: sam@thefootegroup.com

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